VIA EDGAR

October 26, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Benjamin Richie

Lauren Nguyen

Julie Sherman

Terence O’Brien

Re.:	Capstone Dental Pubco, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed October 5, 2023

File No. 333-274297

To Whom it May Concern:

Capstone Dental Pubco, Inc. (the “Company”) hereby submits the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission,” or the “SEC”) dated October 20, 2023, relating to the above referenced Amendment No. 1 to Registration Statement on Form S-4 (File 333-274297) filed by the Company on October 5, 2023 (the “Form S-4”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 2 to the Form S-4 (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

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Amendment No. 2 Registration Statement on Form S-4

Summary, Page 8

1.

We note your revised disclosure in response to prior comment 7 and reissue. Please revise these and all similar statements in your registration statement to eliminate conclusions, predictions, or opinions that your devices are effective or accurate, whether implicitly or impliedly. In this regard, we note your statements that “Keystone develops and offers technologies it believes are effective...,” the products “significantly reduce treatment time for practitioners and patients, while delivering high accuracy...” and “accurately record” patient information, and that mapping technology allows practitioners to “accurately scan” a patient’s mouth. We do not object to the presentation of objective data without efficacy determinations.

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout Amendment No. 2.

2.	We note your revised disclosure in response to prior comment 8. We also note that the language remains on pages F-60 and F-95. Please remove or provide support for these statements.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-60 and F-95 of Amendment No. 2.

Background of the Business Combination, page 109

3.

We note your response to prior comment 10 and reissue in part. With respect to the negotiations between Keystone and Check-Cap, please enhance your disclosure in this section by explaining how the parties determined the relative initial valuations of the companies and how these valuations evolved during the negotiations to arrive at the final terms. For example, you disclose that between June 12 and June 15, 2023 the parties exchanged drafts of non-binding term sheets and that while the proposed changes differed from term sheet to term sheet, they primarily focused on relative valuations, net cash requirements and other closing conditions, and the treatment of legacy assets. Please explain which party proposed certain valuations and further explain how the terms changed throughout the negotiations.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 115 of Amendment No. 2.

4.	We note your response to prior comment 14 and reissue. Please revise to clarify whether Check-Cap received any non-binding offers from the four candidates after receipt of the draft term sheets.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 114 of Amendment No. 2.

5.

We note the disclosure on page 122 that the Check-Cap board considered as a countervailing factor the likelihood that Check-Cap shareholders may not receive any value for the C-Scan assets. Please disclose whether the valuation of the C-Scan assets was discussed during the negotiations between Check-Cap and Keystone.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 115 of Amendment No. 2.

Discounted Cash Flow Analysis, page 131

6.	Please address the following relating to the revenue forecasts provided by Keystone:

•

For revenue forecasts in North America, please disclose the current number of sales representatives and the number of sales representatives they “plan” to have in each of the next ten years. Explain the basis for assuming they achieve specific increases in the number of sales representatives and discuss the limitations specific to basing revenue projections on this assumption.

•	Disclose the specific limitations of assuming a historical average revenues per sales representative will remain constant.

•

Please quantify the amount of revenue assumed for Israel and Australia by providing a range or similar disclosure so investors can understand how much of the projected revenue resulted from these “less objective” assumptions.

•	Please explain how and to what extent Check-Cap “independently verified” information provided by Keystone.

•	Please explain how Keystone determined the potential market for the Keystone portfolio in Israel and Australia and how they used it to project revenue.

•	Explain what “an analysis of the competitive landscape” entails, the significant material assumptions underlying revenue projections and the limitations specific to this analysis.

•	Describe the specific regulatory approval assumed in making the projections and the impact on the projections if it is not obtained.

•	Explain what assumptions were made with regard to Keystone’s ability to scale the production and distribution to assumed increased sales levels and the related costs.

Response: In response to the Staff’s comment, the Company has revised its disclosure in this section.

7.	Clarify which elements of the projections were provided by Keystone and which were prepared by Check-Cap.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 134 of Amendment No. 2.

8.	Clarify how you determined the percentage of net sales used to calculate COGS and discuss the limitations specific to these assumptions. Define “net sales” in this context.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 134 of Amendment No. 2.

9.	Clarify how you determined the percentage of revenue used to calculate sales and marketing costs and discuss the limitations specific to these assumptions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 134 and 135 of Amendment No. 2.

10.	Define “other expenses” and if it includes expenses other than sales and marketing costs, clarify how the amounts were determined.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 135 of Amendment No. 2.

11.	Clarify how projected R&D amounts were determined and discuss significant underlying assumptions and their limitations.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 135 of Amendment No. 2.

12.	Explain the significant assumptions underlying the components of unlevered free cash flow and their limitations.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 135 and 136 of Amendment No. 2.

13.

Explain the basis for projecting amounts more than three years out and if the sales forecasts reflect more than simple growth rates. Explain why these rates are reasonable and disclose the limitations presented by the difficulty in sustaining significant growth rates over long periods of time. As part of your response, specially address how you considered the guidance in Item 10(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 136 of Amendment No. 2.

The Company considered the guidance in Item 10(b)(2) of Regulation S-K, in particular the statements that “the period that appropriately may be covered by a projection depends to a large extent on the particular circumstances of the company involved, and that “management should select the period most appropriate in the circumstances.” As set forth in Amendment No. 2, the Company and Ladenburg, in preparing the projections, considered the innovative “Nexus” product and Keystone’s Implants and Biomaterials revenue streams. While current revenues from “Nexus”

are minimal, anticipated growth is significant going out past 2-3 years. These projections consider gradual market penetration, consumer adoption patterns in the dental care market and continual product enhancements due to ongoing research and development. Accordingly, the Company and Ladenburg believe that extending the projections beyond 2-3 years provides a more accurate depiction of Keystone’s future trajectory and the factors influencing Keystone’s Unlevered Free Cash Flow.

Fairness Opinion of Variance, page 134

14.	Please clarify the various assumptions “made by Variance based on Keystone’s forecast” and clarify whether this forecast is the same as that presented on earlier pages.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 138 and 139 of Amendment No. 2.

15.	Explain the significant assumptions underlying operating profit and explain why it is reasonable to assume significant growth rates more than three years out. Refer to Item 10(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 138 and 139 of Amendment No. 2.

In addition, the Company respectfully notes that as stated in Amendment No. 2, the significant assumptions underlying Variance’s operating profit projections primarily relate to Keystone’s new product “Nexus,” and are largely impacted by anticipated growing revenues to be generated by Nexus. Variance found it reasonable to assume significant growth rates beyond two to three years for several reasons, all of which support significant growth beyond the 2-3 year period. Accordingly, consistent with Item 10(b)(2) of Regulation S-K, management determined that the longer period included in the projections was the most appropriate period to be considered.

16.

Please explain how you determined the identified companies were appropriate for the multiple method given most of the companies have much greater revenues and are not reporting the large recurring losses reported by Keystone Dental.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 139 of Amendment No. 2.

Keystone’s Products, page 196

17.

We note your revised disclosure in response to prior comment 31. On page 197, you state that Keystone’s existing annual market opportunity, including opportunities for expansion, is approximately $9 billion and, on page 203, you state that Keystone operates in “high-growth subsectors with an approximate size of $11.3 billion.” Please provide additional disclosure to reconcile these figures or provide further details to explain the different markets and how Keystone operates within each.

Response: In response to the Staff’s comment, the Company has revised its disclosure to clarify that Keystone’s existing annual market opportunity, including opportunities for expansion, equal to approximately $9.9 billion (which the Company revised from its prior calculation of approximately $9.0 billion) relates to the Company’s operations in the dental implants, dental biomaterial solutions and digital solutions sectors of the market, and the reference to subsectors with an approximate size of $11.3 billion includes those subsectors as well as the full-arch prostheses subsector for Osteon’s full arch solution.

Industry Background and Market Overview, page 203

18.

We note your revised disclosure, citing your market estimates, in response to prior comments 32 and 34 and reissue in part. Please cite the source of the CAGR expectations and include the specific expected CAGR. If the exact figures are not available, please tell us why. Please provide the foundation for the dental biomaterials global market estimate of $1.5 billion. Further, please revise to state that the Company’s projections are the opinion of the Company and unsupported by external sources, or provide further citations. For example, on page 203, you state that “based on management calculations using information from i-data, by 2027 it is projected that value-based solutions will represent roughly 38% of the global market share.” Please briefly explain the i-data source and tell us whether you commissioned any information or study. Refer to Rule 436 and Section 7 of the Securities Act.

Response: In response to the Staff’s comment, the Company has deleted the references to the CAGR expectations and the Company expectations. The Company has provided the foundation for the dental biomaterials global market estimate of $1.5 billion provided by iData Research Inc. (“iData”) and the other estimates provided by iData and referenced in the Amendment No. 2. The Company received information from three reports from iData: (1) the Global Market Report Suite for Dental Implants and Final Abutments (2021); (2) the U.S. Market Report Suite for Dental Bone Graft Substitutes and Membranes (2023); and (3) the Global Market Report Suite for Digital Dentistry MedSuite (With Impact of COVID-19) (2022). The Company did not commission such reports or any other information from iData. iData is a well-known source of data for different industries, including the dental industry, and provides market research reports on various subjects in the dental industry.

Exhibits

19.

We note that certain exhibits within your exhibit index are indicated as having portions of the exhibit omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. We further note that not all of these exhibits contain omitted material and that some of the omissions may not be applicable under the Item 601(b)(10)(iv). Please revise the exhibits index, file all redacted exhibits, as indicated, or remove indicators of omitted materials from certain exhibits. If you are seeking to redact information pursuant to Item 601(b)(10)(iv), please include a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the company treats as private or confidential. Please also refer to Item 601(a)(5) and Item 601(b)(10)(iv) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the exhibit index, included on the exhibit index a statement that schedules and similar attachments to certain exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K and removed indicators of omitted material pursuant to Item 601(b)(10)(iv) from certain exhibits.

General

20.

We note numerous citations related to information from third-party sources throughout your registration statement. Please tell us whether you commissioned any of the information for use in the registration statement, and, if so, analyze whether you are required to file a consent pursuant to Rule 436 of the Securities Act.

Response: The Company confirms that it did not commission any of the information from third-party sources for use in the registration statement.

***

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at atamir@keystonedental.com or at (781) 492-5382 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Amnon Tamir
Amnon Tamir, Chief Financial Officer

cc:	Derick Kauffman, Esq., and Mark Rosenstein, Esq., Stevens & Lee

Adam M. Klein, Adv., and Ephraim Friedman, Adv., Goldfarb Gross Seligman & Co.

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